UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended December 31, 2003

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

-----INDEX-----

Auditor Review

Interim Consolidated Balance Sheet

Interim Consolidated Statement of Operations and Deficit

Interim Consolidated Cash Flow Statements

Interim Consolidated Statement of Shareholders’ Equity/(Deficit)

Notes to Interim Consolidated Financial Statements

INDEPENDENT ACCOUNTANT'S REPORT

Globetech Ventures Corp.

(A Development Stage Company)

We have reviewed the accompanying balance sheet of Globetech Ventures Corp. (a development stage company) as of December 31, 2003 and the related statement of operations for the three months ended December 31, 2003 and 2002 and the statement of cash flows for the three month periods ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Globetech Ventures Corp. (a development stage company) as of September 30, 2003, and the related statements of operations, cash flows, and stockholders' equity for the year then ended (not presented herein); and in our report dated February 4, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2003, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Note 1 of the Company's audited financial statements as of September 30, 2003, and for the year then ended discloses that the Company has suffered recurring losses from operations and has no established source of revenue at September 30, 2003. Our auditors' report on those financial statements includes an explanatory paragraph referring to the matters in Note 1 of those financial statements and indicating that these matters raised substantial doubt about the Company's ability to continue as a going concern. As indicated in Note 2 of the Company's unaudited interim financial statements as at December 31, 2003, and for the three months then ended, the Company has continued to suffer recurring losses from operations and still has no established source of revenue at December 31, 2003. The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully Submitted,

\s\ MacKay LLP, Chartered Accountants

Vancouver, British Columbia, Canada

March 1, 2004

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2003 WITH AUDITED FIGURES AT SEPTEMBER 30, 2003

(Prepared by Management)

31-Dec-03 (Unaudited)	30-Sep-03 (Audited)

ASSETS

CURRENT ASSETS
Cash	$ 6,135	$ 8,720
Accounts receivable	1,500	1,500
Goods and services tax recoverable	3,659	4,679

	11,294	14,899

DEFERRED RESOURCE PROPERTY EXPENDITURES (Notes 2(d) and 3)	41,871	-

CAPITAL ASSETS (Notes 2(i) and 4)	3,826	4,122

Total Assets	$ 56,991	$ 19,021

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

CURRENT LIABILTIES
Accounts payable and accrued liabilities	$ 189,884	$ 191,475
Due to related parties (Note 5)	244,069	180,733
Loans from related parties (Notes 6 and 8)	599,909	585,277

Total Liabilities	1,033,862	957,485

SHAREHOLDERS’ EQUITY/(DEFICIT)
Share Capital (Note 7)	27,873,683	27,873,683
Deficit	(28,850,554)	(28,812,147)

(976,871)	(938,464)

Total Liabilities and Shareholders’ Equity/(Deficit)	$ 56,991	$ 19,021

Approved by the Directors:

“Casey Forward”

____________________________________

Casey Forward, Director

“Steven Khan”

____________________________________

Steven Khan, Director

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003 AND 2002

(Prepared by Management)

3 months ended 31-Dec-03 (Unaudited)	3 months ended 31-Dec-02 (Unaudited)

ADMINISTRATIVE EXPENSES
Accounting and legal	$ 1,000	$ 30
Advertising and promotion	257	-
Amortization	296	419
Automobile	-	2,308
Consulting fees	616	2,054
Bank charges	29	321
Interest	14,632	12,706
Management fees	7,500	7,500
Office and miscellaneous	358	5,213
Regulatory and transfer agent fees	889	286
Shareholder communications	10,643	-
Telephone and fax	1,203	243
Trade shows and conferences	-	882
Travel	1,002	599

TOTAL ADMINISTRATIVE EXPENSES	38,425	32,561

OTHER INCOME/(EXPENSES)
Foreign exchange gain/(loss)	-	(57)
Interest income	18	8
Recovery of subsidiaries	-	131,322

18	131,273

NET INCOME/(LOSS) FOR THE PERIOD	(38,407)	98,712

DEFICIT, BEGINNING OF PERIOD	(28,812,147)	(28,764,976)

DEFICIT, END OF PERIOD	$ (28,850,554)	$ (28,666,264)

NET INCOME/(LOSS) PER SHARE (Note 2(j))	$ (0.00)	$ 0.01

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003 AND 2002

(Prepared by Management)

3 months ended 31-Dec-03 (Unaudited)	3 months ended 31-Dec-02 (Unaudited)

OPERATING ACTIVITIES
Net income/(loss) for the period	$ (38,407)	$ 98,712
Add items not affecting cash
Amortization	296	419

	(38,111)	99,131

Changes in non-cash working capital items:
Accounts receivable	-	18,910
Goods and services tax receivable	1,020	(209)
Accounts payable and accrued liabilities	(1,591)	2,161

Cash provided/(used) by operating activities	(38,682)	119,993

FINANCING ACTIVITIES
Advances from related parties	63,336	(94,099)
Loans from related parties	14,632	12,626
Deposit	-	(36,522)

Cash provided/(used) by financing activities	77,968	(117,995)

INVESTING ACTIVITIES
Deferred expenditures incurred	(41,871)	-

Cash provided/(used) by investing activities	(41,871)	-

NET CASH INCREASE/(DECREASE)	(2,585)	1,998

CASH, BEGINNING OF PERIOD	8,720	1,871

CASH, END OF PERIOD	$ 6,135	$ 3,869

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)

AS AT DECEMBER 31, 2003

(Prepared by Management)

Number of Shares	Common Shares Issued and Fully Paid	Deficit Accumulated During the Development Stage	Total

Balance, September 30, 2001	9,489,939	$ 27,873,683	$ (28,445,263)	$ (571,580)

Net loss for the ended
September 30, 2002	-	-	(319,713)	(319,713)

Balance, September 30, 2002	9,489,939	27,873,683	(28,764,976)	(891,293)

Net loss for the year ended
September 30, 2003	-	-	(47,171)	(47,171)

Balance, September 30, 2003	9,489,939	27,873,683	(28,812,147)	(938,464)

Net loss for the period ended
December 31, 2003	9,489,939	$ 27,873,683	$ (28,850,554)	$ (976,871)

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

(Prepared by Management)

1.

NATURE OF BUSINESS

Globetech Ventures Corp. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998 the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This basis of presentation is presented to assist the reader in understanding the Company’s financial statements.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those in the preparation of annual financial statements.  The financial statements and notes are representative of the Company’s management who is responsible for their integrity and objectivity.  These interim consolidated financial statements should be read in conjunction with the audited consolidated annual financial statements for the year ended September 30, 2003.  The Company applies the same accounting policies and methods in these interim consolidated financial statements as those in the audited consolidated annual financial statements.

(a)

Principals of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. (“Sacolco”), Glowing Green Minerals Ltd. (“Glowing”), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. (“QMEL”).  These interim consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing, and QMEL.  Consequently, all net assets and related costs were written-off to operations.

(b)

Translation of foreign currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the exchange rate at the balance sheet date.  Revenue and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the interim consolidated statements of operations.

All of the Company’s foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

(c)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.  Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property.  Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations, and exploration and development costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding, and the ability of the Company to bring its projects into production.

(d)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, or abandoned.  These costs will be amortized over the proven reserves available on the related property following commencement of production.

(e)

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

(f)

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

(g)

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established.  This includes future removal and site restoration costs as required due to environmental law or contracts.

(h)

Financial instruments

The fair value of cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

 (i)

Capital assets

Capital assets are carried at cost less accumulated amortization.  Amortization is calculated using the declining balance method at the following annual rates:

Office equipment

20%

Computer equipment

30%

In the year of acquisition, amortization is recorded at one half the normal rate, and no amortization is recorded in the year of disposition.

(j)

Income/(loss) per share

Income/(loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period.  The weighted average number of shares outstanding during the period was 9,489,939 (30Sep03 – 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the period presented.

(k)

Uses of estimates

The preparation of interim consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and related notes to the interim consolidated financial statements.  Actual results may differ from those estimates.

(l)

Income tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

(m)

Stock based compensation

Effective October 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

3.

DEFERRED RESOURCE PROPERTY EXPENDITURES

On December 9, 2003, the Company entered into a Letter of Intent (“LOI”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil. Under the terms of the LOI, the Company will complete an independent verification study on the mineral claims by no later than the end of February, 2004, and subject to the receipt of results satisfactory to the Company, the Company will enter into a definitive agreement with the optionors.  The principal terms of the agreement will be the Company’s requirement to issue four million common shares in its capital at a deemed value of US$1.50 per share, incurring minimum exploration expenditures of US$4,250,000 on the claims in stages through 2007, including the completion of a feasibility study, if warranted, and making payments in cash or shares at a deemed value of US$3.00 each (or a combination thereof) totaling US$2,000,000 from March 5, 2004 to December 15, 2008.

Of the four million shares to be issued to the optionors (which are subject to certain restrictions as agreed to between the parties and the achievement of certain milestones relating to the project), 200,000 shares will vest to each of the two optionors every six months for the first eighteen months of the agreement.  An additional 500,000 shares will vest to each of the two optionors for each 1,000,000 ounces of gold measured probable on the property.  All the shares will vest if a minimum of 2,500,000 ounces of gold are measured probable.

Upon completion of a bankable feasibility study, the optionors will receive a net smelter returns royalty (“NSR”) of 1% to a maximum of US$8,000,000. Upon 90 days notice, the optionors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.  In addition, upon completion of the bankable feasibility study, the Company will make payment to a maximum of US$1,000,000 to the landowner of the subject mineral claims for a measured deposit greater than one million ounces of gold, and US$2,000,000 for a measured deposit of two million ounces of gold or greater.

A US$20,000 deposit was paid to the optionors upon execution of the LOI with a further payment of US$20,000 paid before January 16, 2004. The terms described in the LOI will expire if a definitive agreement is not reached by March 1, 2004.

4.

CAPITAL ASSETS

Cost	Accum. Amort	31Dec03 Net Book Value	30Sep03 Net Book Value

Office equipment	$ 5,222	$ 4,742	$ 480	$ 505
Computer equipment	26,314	22,968	3,346	3,617

$ 31,536	$ 27,710	$ 3,826	$ 4,122

5.

DUE TO RELATED PARTIES

Amounts due to the President of the Company and a relative of the President of the Company are unsecured, accrue no interest, and have no fixed terms of repayment.

6.

LOANS FROM RELATED PARTIES

31Dec03	30Sep03

Companies with common directors
Loan payable with interest at prime plus 3% per annum	$ 220,352	$ 214,977

President
Loan payable with interest at 10% per annum	328,481	320,470

Relatives of the President
Loan payable with interest at 10% per annum	51,075	49,830

$ 599,909	$ 585,277

7.

SHARE CAPITAL

(a)

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 9,489,939 (9,489,939 – 30Sep03) common shares of its capital shares.

(b)

Stock Options

The Company currently has no formal long-term incentive plan other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock option:

31Dec03	30Sep03

Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding,
Beginning of period	-	-	195,000	US$ 2.00
Forfeited/cancelled	-	-	(195,000)	US$ 2.00

Options outstanding,
end of period	-	-	-	-

As at December 31, 2003, the Company had no outstanding stock options.

(c)

Warrants

As at December 31, 2003, the Company had no outstanding common share purchase warrants.

8.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2003 the Company entered into the following transactions with related parties:

(a)

paid or accrued management fees of $7,500 ($7,500 – 31Dec02) to a company controlled by a director; and

(b)

accrued interest of $14,632 ($12,627 – 31Dec02) on loans payable to a director,  a relative to a director, and companies with a common director.

These transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.

SEGMENTED INFORMATION

The Company’s only reportable segment during the periods ended December 31, 2003 and 2002 has been the pursuing and evaluating of potential ventures.  All operations take place in Canada.

10.

CONTINGENCIES

Potential legal claims may exist between the Company and certain previous holders of the Company’s convertible debentures related to certain obligations under the conversion terms of the convertible debentures.  In management’s opinion, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

FIRST QUARTER ENDED DECEMBER 31, 2003

SUPPLEMENTAL INFORMATION

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See Schedule A, Interim Consolidated Statement of Operations and Deficit

2.

RELATED PARTY TRANSACTIONS:  See Schedule A, Notes to Interim Consolidated Financial Statements, Notes 5, 6, and 8

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

4.

SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

5.

DIRECTORS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

J. Roland Vetter, CA

Isaac Moss

Steven N. Khan

Casey Forward, CGA

6.

OFFICERS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

President and Chief Executive Officer

Roland Vetter, CA

Chief Financial Officer

Isaac Moss

Secretary

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

FIRST QUARTER ENDED DECEMBER 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 206, 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8.

Business of the Company

Globetech’s principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998 the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures.

Recognizing the emerging worldwide hydrogen economy and in keeping with the Company’s image in the area of cutting edge technology the Company has entered into preliminary negotiations with a company engaged in providing a source of alternative energy.  A potential transaction may be in the form of a joint venture or an acquisition which will be determined once the due diligence process has been completed including a review of the overall industry.  No decision has yet been made.

On December 9, 2003, the Company also entered into a Letter of Intent (“LOI”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil. Under the terms of the LOI, the Company will complete an independent verification study on the mineral claims by no later than the end of February, 2004, and subject to the receipt of results satisfactory to the Company, the Company will enter into a definitive agreement with the optionors.  The principal terms of the agreement will be the Company’s requirement to issue four million common shares in its capital at a deemed value of US$1.50 per share, incurring minimum exploration expenditures of US$4,250,000 on the claims in stages through 2007, including the completion of a feasibility study, if warranted, and making payments in cash or shares at a deemed value of US$3.00 each (or a combination thereof) totaling US$2,000,000 from March 5, 2004 to December 15, 2008.

Of the four million shares to be issued to the optionors (which are subject to certain restrictions as agreed to between the parties and the achievement of certain milestones relating to the project), 200,000 shares will vest to each of the two optionors every six months for the first eighteen months of the agreement.  An additional 500,000 shares will vest to each of the two optionors for each 1,000,000 ounces of gold measured probable on the property.  All the shares will vest if a minimum of 2,500,000 ounces of gold are measured probable.

Upon completion of a bankable feasibility study, the optionors will receive a net smelter returns royalty (“NSR”) of 1% to a maximum of US$8,000,000. Upon 90 days notice, the optionors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.  In addition, upon completion of the bankable feasibility study, the Company will make payment to a maximum of US$1,000,000 to the landowner of the subject mineral claims for a measured deposit greater than one million ounces of gold, and US$2,000,000 for a measured deposit of two million ounces of gold or greater.

A US$20,000 deposit was paid to the optionors upon execution of the LOI with a further payment of US$20,000 paid before January 16, 2004. The terms described in the LOI will expire if a definitive agreement is not reached by March 1, 2004.

Results of Operations

For the first quarter ended December 31, 2003, the net loss was $38,407 compared to net income of $98,712 for the first quarter ended December 31, 2002.  During the first quarter ended December 31, 2002, $131,322 was recovered from a subsidiary that was previously written off.

Administrative expenses for the first quarter ended December 31, 2003 were $38,425 compared to $32,561 for the first quarter ended December 31, 2002.  The increase in total administrative expenses reflects a slight increase in activity while the Company has been pursuing and evaluating potential business ventures.

The Company’s highest expenditure item is loan interest that was paid to related parties.  Loan interest for the first quarter ended December 31, 2003 was $14,632 compared to $12,706 for the first quarter ended December 31, 2002.  The increase was the result of compounding interest.

At December 31, 2003, the Company had no employees.

Liquidity and Capital Resources

At December 31, 2003, the Company had $6,135 in cash with a working capital deficiency of $178,590. Depending on the development of the business, we may need to raise additional cash for working capital or other expenses. In the interim; however, we may encounter lower than anticipated revenues, higher than anticipated expenses, or opportunities for acquisitions or other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favourable terms, or at all.

Sales and Marketing

There are no sales and marketing plans currently undertaken.

Research and Development

There are no research and development plans currently undertaken.

Legal Proceedings

As of the date hereof, the Company is not involved in any legal proceedings

Related Party Transactions

As detailed in Notes 5 and 6 of the notes to the interim consolidated financial statements, there is $843,978 in amounts and loans due to related parties.

As detailed in Note 8 of the notes to the consolidated financial statements, management fees were paid to a company controlled by the President of the Company. These fees are for services provided to the Company in the normal course of operations. All fees paid are at rates that would have been paid to third parties had the services been contracted externally.

GLOBETECH VENTURES CORP.

 QUARTERLY REPORT

FIRST QUARTER ENDED DECEMBER 31, 2003

CORPORATE INFORMATION

CORPORATE  INFORMATION

Globetech Ventures Corp.

Suite 206, 1489 Marine Drive

West Vancouver, British Columbia

V7T 1B8

Phone: 888-872-3388

Fax:  604-270-2439

Website :  www.globetechventures.net

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

V6C 3B8

LEGAL COUNSEL

Steven Sobolewski

Terminal City Club Tower

501 – 837 West Hastings Street

Vancouver, British Columbia

V6C 3N6

BANKERS

VanCity Savings & Credit Union

Royal Bank of Canada

898 West Pender Street

1025 West Georgia Street

Vancouver, British Columbia

Vancouver, British Columbia

V6C 1J8

V6C 3B9

STOCK EXCHANGE

NASD - OTC Bulletin Board

STOCK SYMBOL

GTVCF

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

March 1, 2004